UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
      OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                        Commission File Number 001-12056

                           THE TOWN AND COUNTRY TRUST
             (Exact name of registrant as specified in its charter)

                             300 EAST LOMBARD STREET
                            BALTIMORE, MARYLAND 21202
                                 (410) 539-7600

   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

                    5.375% CONVERTIBLE SENIOR NOTES DUE 2023

            (Title of each class of securities covered by this Form)

                                      NONE
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)(1)        [X]               Rule 12h-3(b)(1)(i)(1)       [X]
Rule 12g-4(a)(1)(ii)          [ ]               Rule 12h-3(b)(1)(ii)         [ ]
Rule 12g-4(a)(2)(i)           [ ]               Rule 12h-3(b)(2)(i)          [ ]
Rule 12g-4(a)(2)(ii)          [ ]               Rule 12h-3(b)(2)(ii)         [ ]
                                                Rule 15d-6(2)                [ ]

 Approximate number of holders of record as of the certification or notice date:

        Common Stock:                                     0
        5.375% Convertible Senior Notes due 2023:         1

Pursuant to the requirements of the Securities Exchange Act of 1934, Magazine Acquisition LP, as successor by merger to The Town and Country Trust, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                         By:  Magazine Acquisition LP as
                                              successor by merger to
                                              The Town and Country Trust

DATE:  March 31, 2006                    By: /s/ Steven Talles
                                           -------------------------------------
                                             Name: Steven Talles
                                             Title: Assistant Secretary

INSTRUCTION: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.